UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Environmental Services wins Merseyside contract

19 May 2009. Veolia Environmental Services has been awarded a twenty-year Waste Management and Recycling Contract with a value of £640 million by the Merseyside Waste Disposal Authority (MWDA) on behalf of the Merseyside and Halton Waste Partnership. The decision follows Veolia’s selection as preferred bidder last month.

Commencing on June 1, 2009, the contract includes the development of a flagship Materials Recovery Facility (MRF) at Gillmoss, Liverpool due to commence construction before the end of the year. A refurbishment programme for existing infrastructure will include upgrading the existing Bidston MRF, as well as the network of 16 Household Waste Recycling Centres (HWRCs).

The new Material Recovery Facility located in the Gillmoss Recycling Park will be suitable for glass and plastic bottles, cardboard, cans and paper and will ensure a wider range of recyclates can now be collected and sorted locally. The Facility also includes an integrated Visitor and Education Centre designed to generate interest in recycling across the community.

The contract is part of a major procurement exercise by the MWDA with its five local District Council partners and Halton Borough Council targeting improved recycling rates across the Merseyside and Halton area. It also includes the operation of the existing four transfer stations servicing the waste collection authorities.

Denis Gasquet, Chief Executive Officer of Veolia Environmental Services, commented: “We are delighted to have been awarded this prestigious Waste Management and Recycling Contract by MWDA which we believe will be the catalyst to further improving recycling performance in Merseyside.

“Our investment in both new and existing recycling infrastructure will boost recycling capacity and ensure the HWRC network is user-friendly and attractive to visit. By supporting education initiatives to publicise ‘Reduce, Reuse, Recycle’, we will also generate more interest in recycling across the region.”

Cllr Kevin Cluskey, Chairperson of Merseyside Waste Disposal Authority said: “This is an enormous achievement for Merseyside and will be a great boost for achieving improved recycling rates. In such financially depressed times it is encouraging to see this size of contract and level of investment in Merseyside.”

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

For more information please contact:

Veolia Environmental Services

Group Communications Manager: Martin Curtois

Tel: 020 7812 5034

Email: martin.curtois@veolia.co.uk

Jon Flinn

DHA Communications (Media and PR support for Merseyside Waste Disposal Authority)

Tel: 0151 709 0505

Email: jon@dha ommunications

Notes to the Editor

Veolia Environmental Services, part of the Veolia Environnement Group, is the UK’s leading waste management company. With a sizeable presence throughout the UK, mainland Europe and the world, Veolia Environmental Services employs 100,000 people worldwide, servicing more than 60 million inhabitants across 35 countries.

Veolia Environmental Services is the only global provider of a full range of services for handling hazardous and non-hazardous solid and liquid waste. It provides waste management and logistics services as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €10.14 billion in 2008.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36.2 billion in 2008.

Further information can be obtained by visiting the websites:

www.veolia.co.uk

www.veoliaenvironnement.com

MWDA is a local government body consisting of nine elected Members, representing the five constituent district councils in the Merseyside area. It is responsible for organising and managing the disposal of waste collected by the five District Councils of Merseyside and for managing the 14 HWRCs across Merseyside. See more at www.merseysidewda.gov.uk

Merseyside produces over 800,000 tonnes of household waste every year - of which only about a quarter is recycled (estimated at 33% in years ending 2008/09). Around 70% of the region’s waste is sent to landfill, and tough EU and government targets are designed to reduce this figure, with landfill tax set to increase from the current rate of £32 per tonne to £48 per tonne by 2010/11.

MWDA has developed a £3.3 billion procurement programme to step up its waste management needs over the next 25 years, helping to deliver new waste facilities for the Merseyside area on behalf of the Merseyside and Halton Waste Partnership.

More information can be obtained by visiting the website: www.merseysidewda.gov.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 19, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Henri Proglio
Name: Henri Proglio Title: Chairman and Chief Executive Officer